Exhibit 99.1

Dominion Diamond Corporation Announces CEO Transition

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--January 30, 2017--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) announced today that Mr. Brendan Bell will step down from his role as Chief Executive Officer (CEO) of the Company and a member of the Board of Directors. Mr. Bell has agreed to continue to serve in his role as CEO of the Company until June 30, 2017, which allows for a successor to be identified and ensures a seamless transition in management.

The Nominating & Corporate Governance Committee of the Board of Directors has begun the process of identifying potential candidates to assume the role of CEO, and has engaged Korn Ferry in this regard.

Mr. Bell stated, “Both the Board of Directors and I agreed that this is an appropriate time for me to hand the reins to someone else. The decision to move the corporate offices of Dominion from Yellowknife to Calgary was necessary in order to reduce operating costs and support the long-term strength of the Company, and is one that I continue to support. For personal reasons, however, this is not the right move for my family. It has been a pleasure working with the Company’s senior management team, and I will continue to do so until a successor has been identified.”

“On behalf of the Board, I would like to thank Brendan for his contributions to Dominion, in particular for the role he played in guiding the Company as Chief Executive Officer over the last several years. We wish him all the best in the future,” stated Mr. Jim Gowans, Chairman of the Board of Directors. “The Board will be working closely with Brendan and the senior management team during the transition period, while the Company continues to focus on increasing shareholder value through improved operations, optimizing capital allocation and growth, and other strategic opportunities.”

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investor Relations:
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Media Relations:
Laura Worsley-Brown, 867-669-6105
Superintendent, Communications
laura.worsley-brown@ddcorp.ca